UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bush Industries, Inc.

(Name of Issuer)

Class A Common Stock, $.10 par value

(Title of Class of Securities)

123164 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 123164 10 5                                                                 13G                                                                  Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bush Industries, Inc. Savings and Retirement Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 738,956 6. Shared Voting Power — 7. Sole Dispositive Power — 8. Shared Dispositive Power 738,956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.08%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 123164 10 5                                                                 13G                                                                  Page 3 of 5 Pages

Item 1(a).     Name of Issuer: Bush Industries, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

One Mason Drive

Jamestown, New York 14702

Item 2(a).     Name of Person Filing:

Bush Industries, Inc. Savings and Retirement Plan (the “Plan”)

Item 2(b).     Address of Principal Business Office or, if None, Residence:

One Mason Drive

Jamestown, New York 14702

Item 2(c).     Citizenship:     New York

Item 2(d).     Title of Class of Securities:     Class A Common Stock, $.10 par value per share (the “Class A Common Stock”)

Item 2(e).     CUSIP Number:     123164 10 5

Item	3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [  ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [  ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [  ]   An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f) [x]   An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g) [  ]   A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h) [  ]   A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  [  ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

              Investment Company Act of 1940 (15 U.S.C. 80a-3).

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(j) [  ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

(a)   Amount beneficially owned:     738,956(1)

(b)   Percent of class:     7.08%(1)

(c)   Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote     738,956(1)

(ii)    shared power to vote or to direct the vote:         0

(iii)   sole power to dispose or to direct the disposition of:         0

(iv)    shared power to dispose or to direct the disposition of:     738,956(1)

Item 5.        Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the

Parent Holding Company.

Not Applicable

(1)   In addition, as previously reported on the Issuer's periodic public filings with the Securities and Exchange Commission, the Plan may be deemed to have beneficially owned such number of shares of Class A Common Stock of the Issuer (the "Shares”), as of the dates described below. As of March 25, 2002, the Plan beneficially owned an aggregate 784,708 Shares, or approximately 7.6% of the total outstanding Shares of Class A Common Stock. As of March 1, 2001, the Plan beneficially owned an aggregate 780,452 Shares of approximately 7.6% of the total outstanding Shares of Class A Common Stock. As of March 1, 2000, the Plan beneficially owned an aggregate 728,078 Shares or approximately 7.1% of the total outstanding Shares of Class A Common Stock. As of March 1, 1999, the Plan beneficially owned an aggregate 672,029 Shares or approximately 6.4% of the total outstanding Shares of Class A Common Stock. As of March 2, 1998, the Plan beneficially owned an aggregate 672,029 Shares or approximately 6.6% of the total outstanding Shares of Class A Common Stock. As of February 10, 1997, the Plan beneficially owned an aggregate 678,249 Shares or approximately 7.2% of the total outstanding Shares of Class A Common Stock. As of March 29, 1996, the Plan beneficially owned an aggregate 425,166 Shares or approximately 7.6% of the total outstanding Shares of Class A Common Stock. As of March 15, 1995, the Plan beneficially owned an aggregate 451,821 Shares or approximately 7.2% of the total outstanding shares of Class A Common Stock. As of April 1, 1994, the Plan beneficially owned an aggregate 361,117 Shares or approximately 7.4% of the total outstanding Shares of Class A Common Stock. As of April 22, 1993, the Plan beneficially owned an aggregate 232,222 Shares or approximately 7.3% of the total outstanding Shares of Class A Common Stock. With respect to all of such Shares, the Plan may be deemed to have sole voting power and may be deemed to share dispositive power with the participants in such Plan.

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Item	8. Identification and Classification of Members of the Group.

Not Applicable

Item	9. Notice of Dissolution of Group.

Not Applicable

Item	10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bush Industries, Inc. Savings and Retirement Plan

	By:	Bush Industries, Inc.

Date: February 14, 2003	By:	/s/ Neil A. Frederick
Neil A. Frederick
Treasurer